Exhibit 21.1

LORAL SPACE & COMMUNICATIONS INC.

SIGNIFICANT SUBSIDIARIES

The active subsidiaries owned directly or indirectly by Loral Space & Communications Inc. as of March 5, 2021, all 100%, consist of the following:

Loral Skynet Corporation	Delaware
Loral Satmex LLC	Delaware
Loral Holdings LLC	Delaware
Loral Global Services N.V.	Netherlands Antilles
Loral Holdings Corporation	Delaware
4440480 Canada Inc.	Canada
4440498 Canada Inc.	Canada
Lion Combination Sub Corporation	Delaware